April 15, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Kevin Stertzel
Mr. Martin James
Division of Corporation Finance
Office of Manufacturing

By EDGAR

Re: Tredegar Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 11, 2022
File No. 001-10258

Dear Mr. Stertzel and Mr. James:

As Executive Vice President and Chief Financial Officer of Tredegar Corporation, I am transmitting our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 Form 10-K”) contained in its comment letter to me, which was received via email on April 8, 2022. When used in this letter, the words “Company,” “Tredegar,” “we,” “us,” and “our” refer to Tredegar Corporation.

Set forth below are our responses to the Staff’s comments. For convenience, each Staff comment is reproduced in bold italics, numbered to correspond with the paragraph numbers assigned in the comment letter, and is followed by our corresponding response.

Form 10-K for the Year Ended December 31, 2021
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.We note your prolific use of non-GAAP measures in your discussion of your results of operations with little to no discussion of your GAAP measures of profitability, such as Net Income. We also note that elsewhere in your document you discuss the impact of events on EBITDA, such as the customer product transition in your surface protection business, without disclosing the actual and expected impact on Net Income. In future filings beginning with your next quarterly report, please revise to also include discussions of the most directly comparable GAAP measures with equal or greater prominence. Refer to the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, including Question 102.10, for guidance.

The Company acknowledges the Staff’s comment; however, we respectfully advise the Staff that we do not consider reportable segment earnings before interest, taxes, depreciation and amortization (“EBITDA”) from ongoing operations to be a non-GAAP financial measure under Item 10(e) of Regulation S-K because it is provided in the 2021 Form 10-K in conformity with Accounting Standards Codification (“ASC”) 280. As a result, we do not believe that the requirements of Item 10(e) of Regulation S-K, including the requirement to include discussions of the most directly comparable GAAP financial measure with equal or greater prominence, apply.

Question 104.01 of the Staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (“Non-GAAP CDIs”) provides that:
[n]on-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Exchange Act Release No. 47226 lists “measures of profit or loss and total assets for each segment required to be disclosed in accordance with GAAP” as examples of such measures. The measure of segment profit or loss and segment total assets under Accounting Standards Codification 280 is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.

As disclosed on page 13 of the 2021 Form 10-K, EBITDA from ongoing operations is the key metric on which our chief operating decision maker (“CODM”) bases his evaluation of reportable segment performance and allocation of resources to each reportable segment. As such, EBITDA from ongoing operations constitutes segment information that we present in conformity with ASC 280. Consistent with the principles discussed in ASC 280, the Company’s segment footnote, which begins on page 70 of the 2021 Form 10-K, provides a reconciliation of the total of the reportable segments’ measures of profit or loss to the Company’s consolidated income before taxes and discontinued operations. The Company has not disclosed the use of total reportable segments’ measures of profit or loss in any other context other than the reconciliation required by ASC 280. Based on the foregoing, EBITDA from ongoing operations should not be considered to be a non-GAAP financial measure under Item 10(e) of Regulation S-K.

Moreover, Non-GAAP CDI Question 104.02 specifically provides that Item 10(e)(1)(ii) of Regulation S-K does not prohibit the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of segment information determined in conformity with ASC 280 such as EBITDA from ongoing operations. Non-GAAP CDI Question 104.02 also requires a complete discussion in the MD&A of the reconciling items that apply to the particular segment being discussed. The Company has included this discussion beginning on page 21 of the 2021 Form 10-K. As a result, the Company believes the disclosures in the 2021 Form 10-K are consistent with the requirements in the Non-GAAP CDIs, specifically Questions 104.01 and 104.02.

Financial Statements
Note 12 - Income Taxes, page 67

2. We note significant changes in the amount of deferred tax assets you have recognized at December 31, 2021 relating to pensions and NOL and credit carryforwards. Please tell us, and disclose in future filings, the drivers behind the significant changes in the components of your deferred tax assets.

The Company acknowledges the Staff’s comment. The drivers behind the significant changes in the amount of deferred tax assets that the Company has recognized as of and for the year ended December 31, 2021 are as follows:

•Pension-related deferred tax assets decreased as a result of a decline in the pension underfunded status and a $50 million contribution (“Special Contribution”) to the Company’s pension plan on February 9, 2022 as disclosed on page 49 of the Company’s 2021 Form 10-K; and

•The deferred tax asset on U.S. federal, state and foreign NOL and credit carryforwards increased primarily due to additional foreign tax credit carryovers generated by higher taxes on our Brazilian operations and less of an ability to use the foreign tax credits due to lower current income arising from the Special Contribution to the pension plan.

As requested, we will disclose in the notes to the consolidated financial statements of future filings the drivers behind significant changes in the components of our deferred tax assets.

Should you have any questions or comments regarding the responses above, please contact me at 1-804-330-1110.

Sincerely,

/s/ D. Andrew Edwards
D. Andrew Edwards
Executive Vice President and Chief Financial Officer